REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

CURRENT REPORT

Date of Report: September 30, 2013

Dragon Jade International Limited
(Exact name of registrant as specified in its charter)

Unit 2, 23/F., New World Tower I, 18 Queens Road, Hong Kong, SAR, China
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: 011-852-3588-1780

BVI	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [  ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DRAGON JADE INTERNATIONAL LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

DRAGON JADE INTERNATIONAL LIMITED

Balance Sheet

	September 30,	March 31,
	2013	2013
Assets	(Unaudit)	(Audited)
Current assets
Cash and Bank Deposits	$64,260	$243,680
Trade receivable	210,532	4,049
Deposit & Prepayments	6,994	12,191
Inventories	38,098	17,256
Total current assets	319,884	277,176

Plant, machinery and equipment, net	4,600	3,454
Deferred taxation	245,323	226,016

Total assets	569,807	506,646

Liabilities and stockholders' equity
Current liabilities
Accounts Payable	7,061	14,498
Amount due to Directors	775	42,848
Accruals & Other payable	51,143	40,824
Convertible promissory note	500,000	300,000

Total current liabilities	558,979	398,170

Stockholders' equity
Common stock, 100,000,000 shares authorized and 50,413,319 shares issued at no par value at September 30, 2013 and March 31, 2013	449,839	449,839
Retained earnings	(436,091)	(339,388)
Other Comprehensive loss	--	--

Total stockholders' equity	13,748	110,451

Non-controlling interest	(2,920)	(1,975)

Total liabilities and stockholders' equity	$569,807	$506,646

Statement of Operations

	For the 6 months ended
	September 30,
	2013	2012
Revenue	$260,550	$34,908
Cost of revenue	(91,131)	(14,721)
Gross profit	169,419	20,187
Expenses
Selling, general and administrative	(287,418)	(22,574)
Income/(loss) from operations	(117,999)	(2,387)
Other income	1,045	1,449
Interest income	--	--
Total other income	1,045	1,449
Loss from operations	(116,954)	(938)
Other expenses	--	--
Loss from operations before income taxes	(116,954)	(938)
Income tax	19,306	(938)
Net loss	(97,648)	(1,876)
Currency exchange loss	--	--
Loss before non-controlling interest	(97,648)	(1,876)
Non-controlling interest	945	(72)
Comprehensive loss	$(96,703)	$(1,948)
Net Loss per share	$(0.0019)	$(0.00006)
Net Comprehensive loss per share	$(0.0019)	$(0.00006)
Weighted average common shares outstanding	50,413,319	33,689,233

Stockholder’s Equity

			Retained	Non-	Other	Total
	Common		Earnings	Controlled	Comprehensive	Stockholders'
	Shares	Stock	(Deficit)	Interest	Income	Equity (Deficit)
Balance, March 31, 2012	30,410,000	158,266	(158,266)	--	--	--
Issuance of common stock for acquisition	20,003,319	291,573	--	--	--	291,573
Net loss for the 6 months ended September 30, 2012	--	--	(1,948)	72	--	(1,876)
Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	--	--	--
Balance, September 30, 2012	50,413,319	$449,839	$(160,214)	72	$--	$289,697
Net loss for the 6 months ended March 31, 2013	--	--	(179,174)	(2,047)	--	(181,221)
Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	--	--	--
Balance, March 31, 2013	50,413,319	449,839	(339,388)	(1,975)	--	108,476
Net loss for the 6 months ended Sept 30, 2013	--	--	(96,703)	(945)	--	(97,648)
Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	--	--	--
Balance, September 30, 2013	50,413,319	$449,839	$(436,091)	$(2,920)	$--	$10,828

Cash Flow

	For the six months ended
	September 30,
	2013	2012
Cash flows from operating activities
Net loss	$(97,648)	$(1,876)

Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	613	76
Changes in assets and liabilities:
Deferred Taxation	(19,306)	938
Deposits and trade receivables	(201,484)	(4,160)
Prepayment	197	3,181
Inventories	(20,842)	(9,008)
Accounts payables	(7,437)	4,074
Accrued liabilities and other payables	10,319	2,682
Net cash (used in) operating activities	(335,588)	(4,093)

Cash flow from investing activities
Acquisition of assets	(1,759)	(464)
Cash from the acquisition of subsidiary	--	61,731
Net cash (used in) investing activities	(1,759)	61,267

Cash flow from financing activities
Cash advanced from directors	(42,073)	9,497
Cash from convertible promissory note	200,000	0
Cash for issuance of shares	--	--
Net cash provided by financing activities	157,927	9,497

Effect of foreign exchange rate changes on cash and cash equivalent	--	--

Cash and cash equivalents:
Net (decrease) increase	(179,420)	66,671
Balance at beginning of period	243,680	--
Balance at end of period	64,260	66,671

Supplemental cash flow information:
Cash paid for income taxes	0	0
Cash paid for interest	$0	$0

Non-cash financing sources:
Shareholder loans converted to common stock	$0	$0

DRAGON JADE INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

Dragon Jade International Limited (the “Company”) was incorporated on April 14, 2008 in the British Virgin Islands. The principal activity of the Company is investment holding.

In April 2012, the Company chartered a new subsidiary, Alpha Ultimate Limited under the laws of the Special Administrative Region of Hong Kong which operates in the health supplement industry.

On August 31, 2012 the Company entered into a stock exchange agreement with United Century Holdings Limited, a privately held corporation. On September 1 2012, the Company consummated the transaction contemplated by the stock exchange agreement. All of the capital stock of United Century Holdings Limited was exchanged for an aggregate of 20,003,319 shares of the Company’s capital stock. The Company became a 100% holding company of United Century Holdings Limited.

United Century Holdings Limited (“UCHL”) was incorporated on March 2, 2012 under the British Virgin Islands Business Companies Act, 2004 with limited liabilities. UCHL is established as a special purpose holding company whose objective is to become a holding company by consummate an acquisition, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more business located in Hong Kong. On July 10, 2012, UCHL executed an acquisition of 7,879,500 out of 8,000,000 ordinary shares, par value $0.1282 (HK$1) per share, of the United Asia Medical Network Company Limited (“UAM”) and became a 98.49% holding company of UAM.

UAM was incorporated on May 6, 1998 as a limited liability company under Hong Kong Companies Ordinance, Chapter 32. Its principal business is trading of health supplement products and providing related medical and health consultancy services.

Details of the Company’s subsidiaries (which together with the Company are collectively referred to as the “Group”) and their principal activity as of September 30, 2013 were as follows:

		Place of	Percentage of
	Date of	incorporation/	equity interest
	incorporation/	registration and	attributable to
Name	establishment	operation	the Company	Principal activities

Alpha Ultimate Ltd. (“AUL”)	April 11, 2012	Hong Kong	100%	Health supplement trading

United Century Holdings Ltd.	March 2, 2012	BVI	100%	Investment holding
(“UCHL”)

United Asia Medical Network	May 6, 1998	Hong Kong	98.49%	Health supplement trading
Company Limited (“UAM”)

2. Summary of Significant Accounting Policies

(a) Basis of Consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant inter-company accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates

In preparing financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported periods. Significant estimates include depreciation. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of September 30, 2013 and 2012, the Company did not have any cash equivalents.

(d) Plant and Equipment

Plant and equipment is stated at cost. Depreciation is provided principally by use of the straight-line method over the useful lives of the related assets, except for leasehold properties, which are depreciated over the terms of their related leases or their estimated useful lives, whichever is less. Expenditures for maintenance and repairs, which do not improve or extend the expected useful life of the assets, are expensed to operations while major repairs are capitalized.

The estimated useful lives are as follows:

Furniture and fittings	5 years
Computer equipment	5 years

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and, if any, is recognized in the statement of operations.

(e) Impairment of Assets

In accordance with ASC Topic 360, formerly Statement of Financial Accounting Standards (“SFAS”) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", the Company evaluates its long-lived assets to determine whether later events and circumstances warrant revised estimates of useful lives or a reduction in carrying value due to impairment. If indicators of impairment exist and if the value of the assets is impaired, an impairment loss would be recognized. As of September 30, 2013 and 2012, no impairment loss has been recognized.

(f) Income Taxes

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end.

A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

(g) Revenue Recognition

Revenue is recognized in accordance with the ASC 605 “Revenue Recognition” which codified SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”. The Company recognizes revenue when it is probable that economic benefits will follow to the Company and when revenue can be measured reliably. Revenue from professional service arrangements if generally determined based on time and materials or a cost plus a profit margin measure. Revenue for professional services is recognized as the services are performed (proportion basis). Losses on professional contracts, if any, are provided for in the period in which the loss becomes determinable. Invoicing for services rendered generally occurs with one to two weeks after each month end in which the services are provided. Revenue earned which has not been invoiced at the last day of the period is included in the balance of trade receivables, net in the balance sheet. Revenues received which have not been earned at the last day of the period are included in the balance sheet liability section as deferred revenues.

The registrant has based its revenue recognition policy using guidance provided by ASC 605.

The Company recognized revenue when services are provided or in proportion basis according as terms of contracts applicable.

(h) Foreign Currency Transactions

The consolidated financial statements of the Company are presented in United States Dollars (“US$”). Transactions in foreign currencies during the period are translated into US$ at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into US$ at the exchange rates prevailing at that date. All transaction differences are recorded in the income statement

The Company’s subsidiary in Hong Kong has its local currency, Hong Kong Dollars (“HK$”), as its functional currency. On consolidation, the financial statements of the Company’s subsidiary in Hong Kong is translated from HK$ into US$ in accordance with ASC Topic 830 formerly SFAS No. 52, "Foreign Currency Translation". Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the period. Translation of amounts from HK$ into US$ has been made at the following exchanges rates for the respective periods:

September 30, 2013
Balance Sheet	US$0.12821 to HK$1.00
Statement of income and comprehensive income	US$0.12821 to HK$1.00

(i) Fair Value of Financial Instruments

ASC Topic 820 formerly SFAS No. 107, “Disclosures about Fair Values of Financial Instruments”, requires disclosing fair value to the extent practicable for financial instruments that are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash, accounts and other receivables, accounts payable, accruals and other payables, it was assumed that the carrying amounts approximate fair value because of the near term maturities of such obligations. The carrying amounts of long-term loans approximate fair value as the interest on these loans is minimal.

(j) Earnings/(Losses) Per Share

Basic losses per share is computed by dividing the earnings for the year by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock, including stock options and warrants, in the weighted average number of common shares outstanding for a period, if dilutive.

(k) Accumulated Other Comprehensive Income

The Company follows the guidance provided by ASC Topic 220 formerly Statement of Financial Accounting Standard (“SFAF”) No. 130, “Reporting Comprehensive Income.” Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

(l) Stock-Based Compensation

We account for stock-based compensation in accordance with FASB ASC Topic 718, Compensation – Stock compensation which requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. Under FASB ASC Topic 718 we are required to measure compensation costs for all stock-based awards at fair value on the date of grant and recognize compensation expense in our consolidated statements of operations over the service period that the awards are expected to vest.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC Topic 718, Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services. If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measureable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measured than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.

(m) New Accounting Pronouncements

In October 2012, FASB has issued Accounting Standards Update (ASU) No. 2012-03, Technical Amendments and Corrections to SEC Sections. This ASU amends various SEC paragraphs pursuant to SAB 114, SEC Release No. 33-9250, and ASU 2010-22, which amend or rescind portions of certain SAB Topics.

In October 2012, FASB has issued Accounting Standards Update (ASU) No. 2012-04, Technical Corrections and Improvements. This ASU make technical corrections, clarifications, and limited-scope improvements to various Topics throughout the Codification. The amendments in this ASU that will not have transition guidance will be effective upon issuance for both public entities and nonpublic entities. For public entities, the amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. For nonpublic entities, the amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2013.

In October 2012, FASB has issued Accounting Standards Update (ASU) No. 2012-06, Business Combinations (Topic 805): Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution. This ASU addresses the diversity in practice about how to interpret the terms on the same basis and contractual limitations when subsequently measuring an indemnification asset recognized in a government-assisted (Federal Deposit Insurance Corporation or National Credit Union Administration) acquisition of a financial institution that includes a loss-sharing agreement (indemnification agreement). For public and nonpublic entities, the amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. Early adoption is permitted. The amendments should be applied prospectively to any new indemnification assets acquired after the date of adoption and to indemnification assets existing as of the date of adoption arising from a government-assisted acquisition of a financial institution.

3. Income Taxes

BRITISH VIRGIN ISLANDS

The Company and United Century Holdings Ltd. were incorporated in the British Virgin Islands and have been operating outside BVI, under the current laws of the British Virgin Islands, the Company and its subsidiary are not subject to BVI corporate income taxes.

HONG KONG

Alpha Ultimate Ltd. and United Asia Medical Network Co. Ltd. are registered and conducting all of their business in Hong Kong and so it is subject to Hong Kong corporate income tax. The relevant corporate income tax rate was 16.5% of the assessed taxable income for the years ended March 31, 2014 and 2013.

Alpha Ultimate Ltd. and United Asia Medical Network Co. Ltd. use the asset and liability method, where deferred tax assets and liabilities are determined based in the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

4. Officers Compensation Expense

The Company has paid and will pay each independent director annual compensation of US$1,500. None of our officers and none of our non-independent directors receive any compensation from the Company. Also, all of our officers and directors are entitled to receive compensation from UAM for services rendered to UAM.

None of the members of our senior management receives any other form of remuneration, such as bonuses, stock awards, stock options, or benefits, such as country club memberships or automobiles.

No amounts were set aside or accrued by UAM to provide pension, retirement or similar benefits to senior management.

5. Retirement and Welfare Benefits

The employees of the Company are members of the Mandatory Provident Fund operated by the local government. The company contributes 5% according to the different payroll range of the employee, and the maximum amount of contribution is up to HK$1,250.

6. Cash and Bank Deposit

Cash and cash equivalents are summarized as follows:

	September
	30,	March 31,
	2013	2013

Cash at Bank	$63,954	$66,140
Cash on Hand	306	531
Total	$64,260	$66,671

7. Related Party Transactions

As of September 30, 2013, the Group does not have any related party transaction-

8. Concentrations and Credit Risk

The Company operates principally in Hong Kong and grants credit to its customers in this geographic region. Since Hong Kong is economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company’s operations.

Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash and accounts receivable.

The Company does not require collateral to support financial instruments that are subject to credit risk.

9. Commitments and Contingencies

As of September 30, 2013 and 2012, the company did not have any contingent liabilities.

10. CONVERTIBLE PROMISSORY NOTES

On December 31, 2012, the Company issued its convertible promissory note in the amount of $300,000 for additional working capital. The note is due December 31, 2013 and carries interest at 10 percent per annum, payable quarterly. The note is convertible into common stock of the Company at any time before maturity, at the election of the Holder, at the rate of $0.50 per share.

On April 1, 2013, the Company issued its convertible promissory note in the amount of $100,000 for additional working capital. The note is due April 1, 2014 and carries interest at 10 percent per annum, payable quarterly. The note is convertible into common stock of the Company at any time before maturity, at the election of the Holder, at the rate of $0.50 per share.

On April 15, 2013, the Company issued its convertible promissory note in the amount of $100,000 for additional working capital. The note is due April 15, 2014 and carries interest at 10 percent per annum, payable quarterly. The note is convertible into common stock of the Company at any time before maturity, at the election of the Holder, at the rate of $0.50 per share.

Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Revenues for the six months ended September 30, 2013 totaled $260,550, an increase of $225,642 from $34,908 for the corresponding period of the prior year. Selling, general and administrative expenses for the six months ended September 30, 2013 totaled $287,418, an increase of $264,844 from the $22,574 for the corresponding period of the prior year. Increase of revenue and Selling, general and administrative expenses principally resulted from the expansion of the businesses of Alpha Ultimate Ltd. and United Century Holdings Ltd., both of them are the subsidiaries of the Company.

As a result of the foregoing, the Company incurred a net loss of $97,648 for the six months ended September 30, 2013 compared to a $1,876 net loss for the six months ended September 30, 2012. Because of non-controlling interest of $945, the Company had a comprehensive loss of $96,703, or $0.0019 per share, compared to comprehensive loss of $1,948, or $0.00006 per share for the six months ended September 30, 2012.

Liquidity and Capital Resources:

As of September 30, 2013, the Company had cash of $64,260 and working capital deficiency of $303,355. This compares to cash of $66,671 and working capital of $20,146 as of September 30, 2012.

Cash used in operating activities totaled $335,588 for the six months ended September 30, 2013. This compares with cash used in operating activities of $4,093 for the corresponding period of the prior year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dragon Jade International Limited
November 26, 2013	By: /s/ Yat Man Lai
Its: Chief Executive Officer

November 26, 2013	By: /s/ Kwok Wing Fung
Its: Chief Financial Officer

Certification

I, Yat Man Lai, certify that:

1. I have reviewed this annual report on Form 6-K of Dragon Jade International Limited:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report:

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure control and procedures to be designed under my supervision, to ensure that material information relating to the registrant, is made known to us by others particularly during the period in which thisl report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by this report (the “Evaluation Date”); and

(c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presents in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function); (a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial data, and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 26, 2013

By: /s/ Yat Man Lai
Chief Executive Officer and Director

Certification

For purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, Yat Man Lai, the Chief Executive Officer of Dragon Jade International Limited. (the “Company”), hereby certifies that, to his knowledge:

(i) the Report on Form 6-K of the Company for the six months ended September 30, 2013, as filed with the Securities and Exchange Commission on the date hereof (the “Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 26, 2013

By: /s/ Yat Man Lai
Chief Executive Officer and Director

Certification

I, Kwok Wing Fung, certify that:

1. I have reviewed this report on Form 6-K of Dragon Jade International Limited:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report:

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure control and procedures to be designed under my supervision, to ensure that material information relating to the registrant, is made known to us by others particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by this report (the “Evaluation Date”); and

(c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presents in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function);

(a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial data, and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 26, 2013

By: /s/ Kwok Wing Fung
Chief Financial Officer and Director

Certification

For purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, Kwok Wing Fung, the Chief Financial Officer of Dragon Jade International Limited. (the “Company”), hereby certifies that, to his knowledge:

(i) the Report on Form 6-K of the Company for the six months ended September 30, 2013, as filed with the Securities and Exchange Commission on the date hereof (the “Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 26, 2013

By: /s/ Kwok Wing Fung
Chief Financial Officer and Director